UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 CELERITEK, Inc.
                                 ---------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                    150926103
                                    ---------
                                 (CUSIP Number)


                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 27, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                                                                        -------------------------
CUSIP No. 150926103                                                                                        Page 2 of 7 Pages
-----------------------------------                                                                        -------------------------
------------ -----------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  SACC Partners, LP; Riley Investment Management LLC; B. Riley and Co. Inc.; B. Riley and Co. Holdings, LLC;
                  Bryant R. Riley
------------ -----------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) |_|

                  See response to No. 12 below.                                                                          (b) |X|
------------ -----------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS

------------ -----------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

------------ -----------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
------------ -----------------------------------------------------------------------------------------------------------------------

       NUMBER OF              7      SOLE VOTING POWER
         SHARES                           723,092
      BENEFICIALLY
        OWNED BY              8      SHARED VOTING POWER
          EACH
       REPORTING              9      SOLE DISPOSITIVE POWER
         PERSON                          723,092
          WITH
                             10      SHARED DISPOSITIVE POWER

------------ -----------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  723,092
------------ -----------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            |X|

                  The amount in row (11) excludes a total of 1,122,583 shares of common stock of Celeritek, Inc. beneficially owned by members of the "Celeritek Shareholder Protective Committee" (the
                  "Shareholder Committee") other than two of the Reporting
                  Persons, B. Riley and Co. Inc. and B. Riley and Co. Holdings,
                  LLC, which are also members of the Shareholder Committee. The members of the Shareholder Committee together hold 10.26% of
                  Celeritek's common stock and the Reporting Persons who are also members of the Shareholder Committee expressly disclaim beneficial ownership of shares of Celeritek common stock held by the other members of the Shareholder Committee.
------------ -----------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.86%
------------ -----------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  PN, IA, BD, OO, IN
------------ -----------------------------------------------------------------------------------------------------------------------

CUSIP No. 150926103                                            Page 3 of 7 Pages

                                  SCHEDULE 13D

This Amendment No. 1 amends the original Schedule 13D (the "Original 13D") ") filed with the Securities and Exchange Commission by the Reporting Persons on November 27, 2002. This Amendment is being filed as the result of the formation of the "Celeritek Shareholder Protective Committee" (the "Shareholder Committee") on February 27, 2003. The Shareholder Committee issued a press release on March 5, 2003, a copy of which is attached hereto as Exhibit F, announcing the formation of the Shareholder Committee and the filing of this Amendment.

The initial members of the Shareholder Committee include two of the Reporting Persons, B. Riley and Co. Inc. ("BRC") and B. Riley and Co. Holdings, LCC ("BRC Holdings"), as well as several other shareholders of Celeritek, including, Lloyd Miller, an individual, Kevin Douglas, an individual, and Bricoleur Capital Management.

The Shareholder Committee was formed for the purpose of encouraging Celeritek's Board of Directors to improve Celeritek's corporate governance, to remove Celeritek's "poison pill" and to be open to purchase offers for Celeritek.

Specifically, the Shareholder Committee is considering taking the following actions:

         1. Calling a special shareholder meeting to remove the present members of the Board of Directors and replace them with directors who will be more open to corporate governance concerns of shareholders, or alternately running one or more candidates in opposition to the Board of Director-nominated candidates at Celeritek's 2003 annual meeting;

         2. Endorsing action taken by members of the Shareholder Committee to submit shareholder proposals for consideration at Celeritek's 2003 annual meeting, (1) recommending the Board of Directors repeal the "poison pill" and (2) requiring that Celeritek's bylaws be amended to provide for an independent outside director to serve as Chairman of Celeritek's Board of Directors; and

         3. Demanding that Celeritek cease the practice of making long-term zero-interest loans to officers and employees.

Together, the members of the Shareholder Committee hold 10.26% of Celeritek's common stock.1 The Reporting Persons who are also members of the Shareholder Committee disclaim beneficial ownership of shares of Celeritek common stock held by the other members of the Shareholder Committee and no Reporting Person has any right to vote the shares held by any other member of the Shareholder Committee or to control the disposition of shares of other members.

ITEM 1.    SECURITY AND ISSUER.
           --------------------

           Common Stock of Celeritek, Inc.
           3236 Scott Blvd.
           Santa Clara, CA 95054

----------
(1) Includes 537,083 shares held by Bricoleur Capital Management, 353,400 shares held by Kevin Douglas, 232,100 shares held by Lloyd Miller, 133,092 shares held by BRC and 10,000 shares held by BRC Holdings.

CUSIP No. 150926103                                            Page 4 of 7 Pages

ITEM 2.    IDENTITY AND BACKGROUND.
           ------------------------

                  (a) SACC Partners LP (a Delaware limited partnership); Riley Investment Management LLC (Delaware ltd. liab. co.); B. Riley and Co. Inc. (Delaware corporation); B. Riley and Co. Holdings, LLC (Delaware ltd. liab. co.); and Bryant R. Riley (individual residing in California).

                  (b) 11150 Santa Monica Boulevard, Suite 750 Los Angeles, CA 90025.

                  (c) Mr. Riley owns all of the outstanding shares of BRC, an NASD member broker-dealer and all of the outstanding membership interests in BRC Holdings. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). They are all located at the address specified in (b) above.

                  (d) None

                  (e) None

                  (f) United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

                  Inapplicable.

ITEM 4.    PURPOSE OF TRANSACTION.
           -----------------------

                  For information regarding the formation and purpose of the Shareholder Committee and the shareholdings of members of the Shareholder Committee, see the introduction to this Amendment on the preceding page. Members of the Shareholder Committee, including Bricoleur Capital Management and Lloyd Miller, have submitted shareholder proposals to Celeritek. A copy of the proposal from Bricoleur is attached hereto as Exhibit D and a copy of the proposal from Lloyd Miller is attached hereto as Exhibit E.

                  Depending upon overall market conditions, other investment opportunities, and the availability of shares of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

                  The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, seeking alternative board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or to change their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 150926103                                            Page 5 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

                  (a) SACC owns 580,000 shares of Celeritek's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 580,000 shares held by SACC, representing approximately 4.70% of Celeritek's common stock.

                  BRC owns 133,092 shares of Celeritek's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 133,092 shares of Celeritek's common stock, representing approximately 1.09% of Celeritek's common stock. BRC Holdings owns 10,000 shares of Celeritek's common stock. Because Mr. Riley has sole voting and investment power of BRC Holding's security holdings, both BRC Holdings and Mr. Riley may be deemed to have beneficial ownership of the 10,000 shares held by BRC Holdings, representing approximately .08% of Celeritek's common stock.

                  (b) With respect to all of the shares that are held by each of SACC, BRC and BRC Holdings, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

                  (c) None

                  (d) None

                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           -------------------------------------

                  The relationships between Mr. Riley, SACC, RIM, BRC and BRC Holdings are described above under Item 2(c) above. There is no written agreement among the Reporting Persons regarding Celeritek's shares other than the joint filing agreement attached as Exhibit B to the Original 13D and the Form of Letter to Shareholders attached as Exhibit C to this Amendment, which has been signed by the members of the Shareholder Committee.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

                  Exhibit A. List of transactions in the class of securities being reported (previously filed as an exhibit to the Original 13D).

                  Exhibit B. Joint Filing Agreement (previously filed as an exhibit to the Original 13D).

                  Exhibit C. Form of Letter to Shareholders of Celeritek Inviting Them to Join the Shareholder Committee.

                  Exhibit D. Proposal Submitted by Bricoleur Capital Management to The Board of Directors of Celeritek on April 20, 2003.

CUSIP No. 150926103                                            Page 6 of 7 Pages

                  Exhibit E. Proposal Submitted by Lloyd Miller to The Board of Directors of Celeritek on April 20, 2003.

                  Exhibit F. Press Release Issued by the Shareholder Committee on March 5, 2003.

CUSIP No. 150926103                                            Page 7 of 7 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2003
                                           SACC PARTNERS LP

                                           By: Riley Investment Management LLC,
                                           its General Partner

                                           By: /s/ Bryant R. Riley
                                           --------------------------------
                                           Bryant R. Riley, President


                                           RILEY INVESTMENT MANAGEMENT LLC

                                           By: /s/ Bryant R. Riley
                                           --------------------------------
                                           Bryant R. Riley, President


                                           B. RILEY AND CO. INC.

                                           By: /s/ Bryant R. Riley
                                           --------------------------------
                                           Bryant R. Riley, President


                                           B. RILEY AND CO. HOLDINGS, LLC

                                           By: /s/ Bryant R. Riley
                                           --------------------------------
                                           Bryant R. Riley, President


                                           /s/ Bryant R. Riley
                                           ---------------------------
                                           Bryant R. Riley

                                    EXHIBIT C

Ladies and Gentlemen:

                  I have been concerned for several months about the apparent course of action being taken by the Celeritek board of directors.

                  The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board has apparently rebuffed an indication of interest by Anaren Microwave, Inc. In response to a request from Anaren to do exploratory "due diligence" for a possible combination or acquisition proposal, the Celeritek board of directors sent a confidentiality agreement which included an onerous two-year standstill agreement. Previously, the company amended its charter to include a so-called "poison pill" designed to make it difficult for anyone to acquire the company without the board of directors' approval.

                  While these "pills" are sometimes touted as giving a board time to negotiate with potential acquirers, in Celeritek's case the pill only serves to entrench the board of directors and management, who has failed to produce earnings. In addition, the directors and management are handsomely compensated and are in comfort in the presence of this poison pill to continue themselves in office, while fending off would-be acquirers.

                  If you share my concerns, I invite you to join with me in forming the "Celeritek Shareholder Protective Committee". The purpose of this committee will be to encourage our board of directors to remove the poison pill, to be open to purchase offers (rather than discouraging them) and to improve the company's corporate governance.

                  I am willing to serve as chairman of the committee. If you join with me as members of the committee, I will consult with you before having the committee take any action. Initially, however, I propose that the committee consider taking the following actions:

o Calling a special shareholder meeting to remove the present members of the board of directors and replace them with directors who will be more open to corporate governance concerns of shareholders, or alternately running one or more candidates in opposition to the board of director-nominated candidates at the company's next annual meeting. We will need to make a decision about whether to nominate members to the board of directors on or before April 22, 2003.

o Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting, recommending that the board repeal the "poison pill";

o Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting requiring that the bylaws be amended to provide for an independent outside director to serve as chairman of the company's board (a corporate governance reform that would be particularly beneficial in light of recent corporate scandals);

o Demanding that the company cease the practice of making long-term zero-interest loans to officers and employees.

                  If you join the committee, you will be in accordance to work with us to support the proposal to redeem the poison pill and intend to vote your shares to that effect. As a result, as we will have agreed to vote in common on this provision, we may be deemed a "group" for purposes of Section 13D of the Securities Exchange Act of 1934. I will therefore need to amend my statement on Schedule 13D to state that I have entered into the committee arrangement with you and that we may be deemed to be formalized in a group, although I will disclaim any right to vote your shares or control your buying and selling decisions. You may wish to do the same, and if you wish assistance in filing your own statement on Schedule 13D, I will provide assistance in this regard.

                  Please send me back a return fax or e-mail indicating your willingness to be named as a committee member.

                  As always, I am available to discuss any of these concerns with you at your convenience.

                                                     Sincerely,



                                                     Bryant R. Riley



                                                     As noted above, I have
                                                     already agreed to join and
                                                     have submitted one of the
                                                     proposals described above.

                                    EXHIBIT D

      PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT

PROPOSAL:
---------

The shareholders of Celeritek, Inc. (the "Company") hereby request that the Board of Directors (the "Board") redeem the Rights described in the Preferred Shares Rights Agreement dated March 25, 1999, between the Company and BankBoston, N.A. (the "Rights Agreement"); and request further that the Board not reinstitute or replace the Rights Agreement with any other form of "poison pill."

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:
----------------------------------------------------

The Rights Agreement, which the Board put in place without shareholder approval, issued Preferred Stock Purchase Rights, commonly referred to as a poison pill (the "Poison Pill"). The Poison Pill makes the cost of acquiring the Company prohibitively expensive for a potential acquirer, unless the acquirer first obtains the endorsement of the Board. Poison Pills, like the one adopted by our Board, can pose such an obstacle to takeovers that management becomes entrenched. We believe that the entrenchment of management, and the lack of accountability that results, can adversely affect shareholder value. Our Board recently discouraged a proposal to discuss alternatives by Aneren Microwave and we believe the Poison Pill helps them feel secure in doing so.

The Board justified its adoption of the Poison Pill by stating that the rights are designed to protect and maximize the value of the outstanding equity interests of the Company in the event of an unsolicited attempt by an acquiror to take over the Company. We do not share the view of the Board that our Company needs to be "protected" from a purchase offer. Shareholders can decide for themselves if we want to accept an offer. We believe liquidating company assets would maximize shareholder value but The Poison Pill vastly increases the cost to a potential bidder of any merger or sale that our entrenched Board does not approve.

Our Board Members are not significant stockholders and have rewarded management generously even though the Company does not have a strong earnings history and in fact has an accumulated deficit of over $35 million. Other management teams may be willing to pay more than the current stock price in the belief that they could profitably deploy the company's assets. With the protection of the Pill, our bad can discourage any such proposals

We strongly believe that it is the shareholders, who are the owners of the Company, not the directors and managers, who merely act as agents for the owners, who should have the right to decide what is or is not a fair price for their shareholdings. In order for this to occur, however, the Board must vote to redeem the Poison Pill. Thus, we are encouraging shareholders to vote in favor of a "request" to the Board to redeem the pill. Redemption of the Company's Poison Pill would allow shareholders to consider all tender offers, not just those endorsed by incumbent management.

                                    EXHIBIT E

      PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT

PROPOSAL:
---------

That Section 5.6 of the Company's bylaws be amended and restated to read as follows:

         SECTION 5.6 CHAIRMAN OF THE BOARD. The chairman of the board shall be an outside director, and if present, shall preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws.

That Section 5.7 of the Company's bylaws be amended and restated to read as follows:

         SECTION 5.7 PRESIDENT. The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.



STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:
----------------------------------------------------

Currently, the Company's bylaws provide that if there is no President, then the Chairman of the Board will have the power given to the President by Section 5.7 of the Company's bylaws. Amending Sections 5.6 and 5.7 of the Company's bylaws to provide that the Chairman of the Board cannot also be the President, will lessen the potential power and control that one person could have over the Company and its affairs. The requirement proposed by the amendment to Section
5.6 that the Chairman of the Board be an outside director also improves corporate governance. An outside director is generally a director who is not a current employee of the Company, is not a former employee who receives compensation for prior services; has not been an officer of the Company, and does not receive, directly or indirectly, remuneration from the Company in any capacity other than as a director. Therefore, the requirement that the Chairman of the Board be an outside director helps assure independence. I encourage you to vote for the approval of these amendments to the Company's bylaws.

                                    EXHIBIT F

CONTACTS
--------
MacKenzie Partners, Inc.
Steven C. Balet
(212) 929-5500


        CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE ANNOUNCES FORMATION -
             MAY SEEK SPECIAL MEETING TO REPLACE BOARD OF DIRECTORS


NEW YORK, NEW YORK - MARCH 5, 2003 - Shareholders of Celeritek, Inc. (Nasdaq:
CLTK) announced today the formation of the Celeritek Shareholder Protective Committee. The announcement was made through the filing of an amendment to a
Schedule 13D with the Securities and Exchange Commission by a few members of the Shareholder Committee.

The Shareholder Committee was formed for the purpose of encouraging Celeritek's board of directors to improve Celeritek's corporate governance, to remove Celeritek's poison pill and to be more receptive and not discourage formal purchase offers for Celeritek. The Committee members, including Bricoleur Capital Management, Kevin Douglas, Lloyd Miller, B. Riley and Co. Inc., B. Riley and Co. Holdings LLC, collectively own 10.26% of the common stock of Celeritek.

The Shareholder Committee is considering calling a special meeting of shareholders to propose replacing Celeritek's current board of directors with those who will be more open to the corporate governance concerns of shareholders.

The Shareholder Committee stated, "The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board apparently has rebuffed an indication of interest from a potential acquirer."

In addition to corporate governance issues, the Shareholder Committee is also troubled by company loans to certain employees which are classified as "relocation loans" but which have maturities through 2019 and bear no interest rate.


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